               HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of June 2007

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

1.

Press release dated: June 21  2007

55TH ANNUAL GENERAL ASSEMBLY OF SHAREHOLDERS

ATHENS, Greece – June 21, 2007 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today held its 55th Annual General Assembly of Shareholders.

Addressing shareholders, Panagis Vourloumis, OTE Chairman and CEO, stated:

"In 2006 a number of changes were completed for the purpose of further adapting OTE to the realities of hard competition.  Among them was the reduction of personnel by almost 5,000, about one third of the total number of employees, the hiring of 1,200 younger, well-qualified employees and the change in OTE’s Regulation regarding employment conditions.  A three year business plan is being implemented in tandem with a personnel evaluation system tied to the targets of the plan.  Training has intensified.

In parallel to the internal reorganization, OTE is extending and upgrading its network and the quality of its services.  Priority has been given to broadband which has been expanded tenfold since December 2004 with a simultaneous increase in speeds and reduction in prices charged to the consumers. Fixed-line wholesale market is also a matter of special attention as is the introduction of new products such as IPTV.

Achieving radical internal reorganization, while at the same time pursuing ambitious operational targets, has put considerable stress on the reduced manpower. Our personnel  has responded admirably to the challenge and deserve congratulations.  The majority of OTE employees are becoming aware that the health of the company and their personal advancement depend on continuous effort, team work and caring for and respecting the user of our services.

OTE fixed-line 2006 financial results were substantially better than 2005. EBITDA jumped from €659.8 million to €790.3 million, an increase from 24.4% of revenues to 29.9%. Net profits were €531.2 million compared to a loss of €237.2 million in 2005.  After two years, dividend payments have been resumed at €0.55 per share.

In spite of the improvements, fixed- telephony results in Greece are still below European averages and we need to try harder in reducing costs and increasing productivity. Competition is intensifying rapidly, as the increasing pace of Local Loop Unbundling demonstrates. There is no room for sluggishness.

The way regulation is applied causes problems to OTE in particular and to the market in general. For OTE, the sudden changes frequently imposed by the Regulator impede long-term planning and are a disincentive to investment. Greece was inexcusably late in opening up its telecom market but it would be a mistake to try and force the market to get immediately where others, who started much earlier, are now. Fast adaptation, yes, but at a speed which is in line with the ability of the market to adapt and of investors to respond. For the time being, the weight of investing is borne principally by OTE.  It is not so important to reach the desired objectives a little earlier or later. What is important, is to do so while preserving the health of the sector.

As far as the OTE Group of Companies is concerned, developments last year were positive. Cosmote continued its excellent performance and the results of its efforts in Romania are encouraging. The acquisition of GERMANOS has provided the Group with the strongest retail network in South-Eastern Europe.

The sale of ArmenTel to Vimpelcom was successfully completed and InfOTE is expected to be sold in 2007. After capitalizing a debt of €143.9 million, Hellas Sat has become profitable and thus none of our subsidiaries is loss making. Special attention must be paid to RomTelecom which is experiencing the impact of very strong competition. The recent changes in its management are expected to have a positive impact.

Consolidated Group revenues were 7.6% above 2005, reaching €5,891 million and net profits after taxes €574.6 million compared to a loss of €216.8 million in 2005, when OTE was obliged to include in its results the entire cost of the voluntary exit scheme.

OTE is following telecom market developments in Greece closely. Everything seems to point to the direction of a market with larger and stronger telecom groups, which will combine fixed and mobile telephony and which will have the capacity to become serious investors. Technological developments dictate this trend.  Although OTE is bracing for harder competition, such developments could, with proper Government and Regulatory guidance, lead to a healthier market.

Finally, I must refer to the plan to attract a strategic investor for OTE. Though this does not directly concern OTE’s management, it affects its operations, especially with regard to the timing of important decisions.  Lack of progress there must be attributed, among other things, to the fact that in the period 2005-2007 OTE improved its prospects substantially, driving share price to a much higher level. In this way, the appeal/attractiveness of a low acquisition price to a potential candidate was reduced. With or without a strategic shareholder, OTE has proved that when there are no external interventions, and there were none since 2004, it is able to operate successfully."

During the meeting, shareholders approved:

▪

The 2006 annual financial statements of OTE S.A. and the 2006 consolidated financial statements of OTE Group. The distribution of a €0.55 dividend per share. (The ex-dividend day will be Tuesday, June 26th, and the dividend will be payable on Tuesday, July 3, 2007)

▪

The exemption of the members of the Board of Directors as well as the Auditors from any compensation liability for the fiscal year 2006

▪

The appointment of KPMG Chartered Accountants S.A. as Statutory Auditors for the fiscal year 2007

▪

The 2006 and the proposed 2007 compensation of the Chairman and Chief Executive Officer, the members of the Board of Directors, the Audit Committee and the HR Remuneration Committee

▪

The renewal of the agreement for the covering of civil liability of members of the Board of Directors and the company’s executive management in the exercise of their responsibilities, duties or powers.

▪

The terms and conditions of a research project to be assigned to a member of the Board, (who is a professor at the Athens University) pursuant to article 23a of the Law 2190/1920, (The total value of the project is 78,000 euros).

▪

The spin-off of the affiliated company “OTE International Solutions SA (OteGlobe), pursuant to the provisions of the Law 2166/1993 and 2937/2001.

▪

The initiation of a stock repurchase  program, according to paragraph 5 article 16 of the Law 2190/1920, that enables the company to repurchase within the next 12 months up to 10% of its shares at a price range between 10 and 30 euros.

The Annual General Assembly also approved the re-appointment of five Board members, whose terms had expired, for a new three-year term. These Board members are Mr. Panagis Vourloumis, Mr. Ilias Gounaris, Mr. Nikos Stefanou. Mr. Panagiotis Tabourlos and Mr. George Tzovlas

Following the conclusion of the Annual General Assembly, OTE’s eleven-member Board of Directors now comprises of:

Panagis Vourloumis

Chairman and CEO

Executive member

Iakovos Georganas

Vice-Chairman

 Non-executive member

Theodoros Veniamis

Non-executive member

Ilias Gounaris

Non-executive member

George Gerapetritis

Non-executive member

 Independent

Haralambos Dimitriou

Non-executive member

George Bitros

Non-executive member

Xeni Skorrini-Paparrigopoulou Non-executive member

Independent

Nikos Stefanou

Non-executive member

Panagiotis Tabourlos

Non-executive member

Independent

George Tzovlas

Non-executive member

Independent

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, the Former Yugoslav Republic of Macedonia and most recently in Romania.  At present, companies in which OTE Group has an equity interest employ over 30,000 people in six countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis- Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Nektarios Papagiannakopoulos - Senior financial analyst, Investor Relations

Tel: +30 210 611 7593, Email:  npapagiannakopoulos@ote.gr

Daria Kozanoglou - Communications Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Marilee Diamanti - IR Coordinator

Tel: +30 210 611 5070, Email: mdiamant@ote.gr

Christina Hadjigeorgiou - Financial Analyst

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2005 filed with the SEC on June 30, 2006. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: June 21, 2007

By: /s/ Iordanis Aivazis

Name: Iordanis Aivazis

Title: Chief Financial Officer

OTE SA - 99 Kifisias Ave, 15124 Maroussi, Athens  Greece